UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

_________________

Dated April 26, 2023

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

On April 18 and April 26, 2023, ArcelorMittal published the press releases attached hereto as Exhibit 99.1 and 99.2 and hereby incorporated by reference into this report on Form 6-K.

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release, dated April 18, 2023, ArcelorMittal establishes renewable energy JV with Casa dos Ventos in Brazil
Exhibit 99.2	Press release, dated April 26, 2023, ArcelorMittal publishes 2022 Integrated Annual Review

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 26 April 2023

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary & Group Compliance & Data Protection Officer